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EXHIBIT 99.2

CORRIGENDUM
CAPITAL ENVIRONMENTAL RESOURCE INC.
PROXY STATEMENT DATED DECEMBER 1, 2003

1.
In the section entitled "Interests of Certain Persons in the Conversion" beginning on page 11 of the Proxy Statement, the table of affiliates of certain directors who obtained Series 1 Preferred Shares in connection with the private placement transactions is amended to change the number of Series 1 Preferred Shares issued to Westbury (Bermuda) Ltd. to 6,250,000.

2.
The section entitled "Information Regarding Directors and Executive Officers" beginning on page 13 of the Proxy Statement, under the description of David Sutherland-Yoest, is corrected so that the sentence "He resigned these positions in October 2003 but remains a director of H2O" is removed and is placed immediately after the sentence: "Mr. Sutherland-Yoest has also held the position of Chairman and Chief Executive Officer of H2O Technologies Ltd. ("H2O"), a water purification Corporation, since March 2000."

3.
The section entitled "Security Ownership of Management and Certain Beneficial Owners" beginning on page 28 of the Proxy Statement, is amended by adding the following to the table on page 30:

Name	Options	Warrants	Exercise Price		Expiry Date
Lucien Rémillard	55,000	—	C$	5.40	July 15, 2008
Donald A. Sanders	70,000	—	C$	5.40	July 15, 2008

  and by changing the number of options held by Warren Grover from 40,000 to 30,000.

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CORRIGENDUM CAPITAL ENVIRONMENTAL RESOURCE INC. PROXY STATEMENT DATED DECEMBER 1, 2003